MAIL STOP 7010
									May 11, 2006

Matthew J. Klaben, Esq.
Vice President, General Counsel and Secretary
Chart Industries, Inc.
One Infinity Corporate Centre Drive
Suite 300
Garfield Heights, Ohio 44125-5370

RE:	Chart Industries, Inc.
	Registration Statement on Form S-1
	File No. 333-133254
	Filed: April 13, 2006

Dear Mr. Klaben:

      We have reviewed your filings and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please provide all information required except that allowed to be excluded by Rule 430A of the Securities Act of 1933. This information impacts disclosure throughout your filing and will require time to review. Note that we may have additional comments on your filing once you provide the information.

2. Prior to the effectiveness of your registration statement, please provide us with a copy of the letter or call from the NASD indicating that the NASD has no objection to the underwriting compensation described in the filing.

3. We note that you have yet to file a number of exhibits. Please file these exhibits as soon as possible in order to give the staff adequate time to review them. Note that we may have comments after we review these materials.

4. Please supplementally provide the staff with any pictures or graphics you intend to use for the prospectus. We may have comments.

5. Throughout the document you make use of unnecessary defined terms, acronyms, and abbreviations. Rule 421(b) requires you to avoid using defined terms as the primary means of communication. The manner in which you utilize these terms is distracting and confusing. Please revise.

Prospectus Cover Page

6. Please include a price range as soon as practicable and allow us adequate time to review the filing with the price range before requesting effectiveness. Also, please indicate the number of shares offered and other information left blank in your prospectus. You may include in brackets information that could change prior to effectiveness. See Instruction 1 to Item 501(b)(3) of Regulation S-
K.

Prospectus Summary, page 1

7. Please provide a brief description of your recent corporate development, including your bankruptcy and prior reporting company status.

8. Please briefly describe the stock dividend you will pay to existing holders and the reason for it.

9. Tell us supplementally of the basis for your statement that you have garnered leading positions in your industry. Please revise these and other disclosures to specify the measure upon which you base these statements, i.e. sales, market share, etc.

10. Tell us supplementally why you believe you`re a preferred global supplier of engineered equipment. Please disclose briefly what a "preferred" global supplier is.

11. Briefly explain what cryogenic is.

12. We note your summary contains a lengthy description of the company`s business, competitive strengths and business strategy. Further, we note the identical disclosure appears later in your prospectus. In the summary, you should carefully consider and identify those aspects of the offering that are the most significant and determine how to best highlight those points in clear, plain language. The summary should not include a lengthy description of the company`s business and business strategy. This detailed information is better suited for the body of the prospectus. Please revise accordingly. Please consider limiting your discussion in the "Competitive Strengths" and "Business Strategy" sections to the captions only or otherwise significantly reducing them. If you want to highlight key aspects of your business strategy and competitive strengths, consider listing these in a bullet-point format, with one sentence per bullet point. Please refer to Item 503(a) of Regulation
S-K and part IV.C. of SEC No. 33-7497.

Risk Factors, page 11

13. Please avoid language in risk factors like "adversely affect," or
"material adverse effect." Instead, please revise your risk factors to state what the specific impact will be on your financial condition or results of operations.

14. Please do not include risks that are not currently material, or clarify why risks are currently material. Please refer to the following risk factors:
* "We will soon be required to evaluate our internal controls under
Section 404...;"
* "We may fail to successfully acquire or integrate companies that provide complementary products or technologies;"
* "Increases in labor costs, potential labor disputes and work stoppages at our facilities...;"

If you select to retain these risks, please shorten them.

If we lose our senior management or other key employees, our business may be adversely affected, page 14

15. Because most companies rely on their key personnel, this risk factor appears to be generic. Please provide more specificity as to the potential impact the loss of the services of the individuals listed would have on your operations or remove the risk factor.

16. Please disclose with more specificity the risks posed in the risk factors entitled "Failure to protect our intellectual property and know-how..." and "We may be subject to claims that our products or processes infringe the intellectual property rights of others..." For instance, please disclose whether you have been or are in any intellectual property disputes and describe the impact an adverse outcome has had or would have on you. Additionally, please disclose when your patents are to expire.

Risks Related To Our Leverage, page 20

17. You disclose that your net cash flow generated from operating activities was $37.8 million for fiscal year 2005. Based upon your statement of cash flows, this amount appears to be $34.4 million.
Please revise or advise.

"We may be unable to generate sufficient cash to service all of our indebtedness and may be forced to take other actions to satisfy our obligations under our indebtedness...," page 21

18. This risk factor addresses the risks already discussed in the risk factor entitled "Our substantial leverage and significant debt service obligations could adversely affect our financial condition..." Please consolidate and delete this risk factor.

"Because most of the proceeds from this offering will be used to pay a dividend to our current stockholders, only a portion of the proceeds will be used to repay our existing debt...," page 23

19. Please move this risk factor to a more prominent place at the front of the risk factors section.

20. The following risk factors are generic and can apply to any company, industry or offering. Please delete them or explain why they represent a true risk to your company.
* The continued threat of terrorism, the occurrence of terrorist acts and ongoing military actions could adversely affect our financial condition and results of operations; and
* The market price of our common stock may be volatile, which could cause the value of your investment to decline.

Special Note Regarding Forward-Looking Statements, page 26

21. Please remove "will" from the list of words in the third sentence in this section.

The Transactions, page 29

22. Delete the language that statements contained in the prospectus about the contents of any contract, or other document referred to "do not purport to be complete" and are "qualified in their entirety by reference." Rule 411(a) of Regulation C under the Securities Act allows qualification of information inside the prospectus by reference to information outside the prospectus only to the extent that the form explicitly permits it or where the form requires a summary of the document. If you retain the language that statements
"do not purport to be complete," disclose that all material provisions of the contract or other document are discussed in the prospectus.

23. Please disclose the purpose and background of this transaction.
For instance, which parties initiated contact, etc?
Supplementally,
please explain the basis for your decision to cease reporting in the fall of 2005 and provide a legal analysis as to whether this merger was a going private transaction under Rule 13e-3 of the Securities Exchange Act of 1934. We may have further comment.

Use of Proceeds, page 31

24. Please disclose the interest rate and maturity for each form of
indebtedness you will repay from proceeds pursuant to Instruction
4
to Item 504 of Regulation S-K.

25. We note that proceeds of this offering will be paid to affiliates of the company. Please identify the particular affiliates of First
Reserve and the members of management who will receive proceeds, as well as the amount of proceeds each will receive.

Unaudited Pro Forma Financial Information, page 37

Unaudited Pro Forma Statement of Operations, page 39

26. Please reconcile in a footnote your pro forma basic earnings per share to your pro forma diluted earnings per share.

27. Please reconcile in a footnote the historical weighted average common shares outstanding to the pro forma weighted average common shares outstanding for both your basic and diluted earnings per share computations. Please note that the denominator in computing pro forma earnings per share should include those common shares whose proceeds are being used to repay debt or for a business acquisition.
Shares whose proceeds will be used for general corporate purposes should not be included in arriving at pro forma EPS, but may be included in pro forma as adjusted EPS. Also, ensure that you give effect to the number of shares whose proceeds are being used to pay the dividend. See SAB Topic 1:B(3).

28. Please include a column that presents a subtotal of your pro forma results before taking into account any offering adjustments other than those highlighted in the preceding comment. You may choose to call one column pro forma and the other column pro forma as adjusted. You should also include a similar presentation throughout the filing where you present pro forma information, such as within the "Summary Historical and Pro Forma Financial Information" and "Capitalization" sections.

29. Regarding adjustment 3(c), please disclose whether the interest rates on your senior secured credit facility and the notes are fixed or variable. Please also disclose how the rate disclosed was computed and the index upon which each variable rate loan is based, such as LIBOR + X%. If variable, please discuss the impact of a 1/8%
change in the rate on your pro forma earnings.


Management`s Discussion and Analysis of Financial Condition and
Results of Operations, page 44

30. Please discuss in MD&A the changes in the operating income
(loss)
of each of your segments, including Corporate.

Segment Information, page 47

31. Given your disclosure that you moved the management and reporting of the LNG alternative fuel systems product line from the E&C segment to the D&S segment, please help us understand why you attribute the effects of LNG systems to your results of operations for the E&C segment. If you have similar sounding systems in each segment, please ensure your disclosure is clear as to which system you are discussing.

2005 Successor Period, page 47

32. Please disclose the amount by which the unfavorable volume trend in domestic medical respiratory product sales was offset by continued volume growth in such sales in Europe and Asia and biological storage system sales in the United States.

2005 Reorganized Period
Gross Profit and Gross Margin, page 49

33. We note that for the 2005 Reorganized Period, gross profit margin was unfavorably affected by higher manufacturing costs in the BioMedical segment. Please discuss what contributed to these higher manufacturing costs.

Acquisition Expenses, page 50

34. Please disclose what your acquisition expenses were comprised of.

SG&A Expense, page 53

35. Please disclose what comprised the $14.1 million SG&A expense for the three months ended December 31, 2003 as well as the first nine months of 2003.

Quantitative and Qualitative Disclosures About Market Risk, page
67

36. Please disclose the potential effects on your assets, liabilities and cash flows resulting from hypothetical changes in foreign currency exchange rates. See Item 305(a)(1)(ii) of Regulation S-
K.

Industry Overview, page 70

37. We note your citation of data and statistics from IEA and EIA. Please confirm that these reports are from a recent date. Also, please confirm for us that these documents are publicly available. To the extent that any of these reports have been prepared specifically for this filing, file a consent from the party.

Business, page 73

38. Ensure that the information you include in your Business section is balanced. For example, you cite your leading market position, as a competitive strength, but you omit any substantive discussion here about the competitive environment in which you operate. To the extent that you continue to cite competitive strengths, please review each one and revise as necessary to provide balancing information.

39. Please disclose what you mean by a "preferred global supplier."

40. Pleas disclose the measures by which you conclude that you are the number one or two supplier in all of your primary end-use markets.

Competition, page 79

41. We do not understand your statement that you believe that you rank among market leaders in your industry in light of your other statement that "reliable" market data is not available. To the extent possible, provide investors an idea of the size of your industry, your competitors, and your position versus your main competitors.

Management, page 84

42. Please disclose the nature of the business of ESAB Holdings
Ltd.`s and Oglebay Norton.

43. Please disclose the term of office for each of your officers and directors. Please refer to Item 401(a) and (b) of Regulation S-K.

Principal Stockholders, page 95

44. Please identify by footnote or otherwise the natural person or persons having sole or shared voting and investment control over the securities held by First Reserve Fund X, L.P. and/or its general partner unless it is a reporting company under the Exchange Act, a majority owned subsidiary of a reporting company under the Act, or registered investment fund under the 1940 Act. Please refer to telephone interpretation 4S. in the Regulation S-K section of the 1999 supplement to our "Manual of Publicly Available Telephone Interpretations" that is available on the Commission`s website at http://www.sec.gov, and revise.



Certain United States Federal Income and Estate Tax Consequences to
Non-US Holders, page 111

45. Please delete the term "certain" as all material tax consequences should be described.

Financial Statements

General

46. Please include interim financial statements for the period ended
March 31, 2006. Please similarly update your financial information throughout the filing. See Rule 3-12 of Regulation S-X.

47. You disclose on page 98 that you have obligations to repurchase shares of common stock from a management stockholder under various triggering events. Please tell us what consideration you gave to EITF D-98 and paragraphs 9, 10, A2 and A6 of SFAS 150.

Consolidated Statements of Operations, page F-4

48. Based on the disclosures presented in your MD&A and footnotes to the financial statements, it is unclear what you are including in the
(loss) gain on sale of assets line item. If the assets sold are not a component of an entity, the resulting gains and losses should be included in operating income. The amount for the nine months ended
September 30, 2003 appears to be significant in relation to your operating income (loss). See paragraph 45 of SFAS 144. Please revise your footnote disclosure and statement of operations classification accordingly.

49. Please present your basic and diluted earnings per share on the face of your statement of operations. Please also disclose a reconciliation of the numerators and denominators of the basic and diluted per share computations. See paragraphs 6, 36, 38 and 40 of
SFAS 128. In addition, please disclose the number of antidilutive shares by each type of security. See paragraph 40(c) of SFAS 128. Please similarly update your presentation of basic and diluted earnings per share and disclosures throughout the filing, including the summary historical and pro forma financial information section, unaudited pro forma statement of operations, selected historical consolidated financial data, and your quarterly results footnote.

Consolidated Statements of Shareholders` Equity (Deficit), page F-
5

50. Page 5 indicates that a stock split will occur in conjunction with this offering. Please revise your financial statements and your disclosures throughout the filing to give retroactive effect to the expected stock split. Doing this in the next amendment will save us substantial review time in future amendments. If your auditors believe that only a "draft" report can be presented, due to a pending future event such as the stock split, they must include in the filing a signed and dated preface to their "draft" report stating the reason for the "draft" report and that they expect to be in a position to issue the report in the form presented prior to effectiveness.
The
signed, dated, and unrestricted auditor`s report must be included in the filing prior to effectiveness. See Rule 2-02 of Regulation S-X.

51. Please disclose the amount of income tax expense or benefit allocated to each component of other comprehensive income in accordance with paragraph 25 of SFAS 130.

Consolidated Statements of Cash Flows, page F-8

52. Regarding your life insurance payments, please disclose the statement of cash flows line item(s) in which they are included, as well as the amounts of the payments. Please also disclose the line item(s) which include any borrowings against the cash surrender value, as well as the related amounts. See paragraph 13 of Section 1300.13 of the AICPA Technical Practice Aids. Please also disclose in a footnote the amounts of any gains or losses recorded in your statements of operations for each period presented.

Note A - Nature of Operations and Summary of Significant
Accounting
Policies, page F-9

Basis of Presentation, page F-9

53. You currently disclose the preliminary fair values assigned to your assets and liabilities as a result of the acquisition on October
17, 2005. Please disclose that your purchase price allocation has not been finalized, as well as the specific steps that remain before it will be finalized. See paragraph 51(h) of SFAS 141.

Revenue Recognition, page F-17

54. Please disclose how unapproved change orders are treated in your percentage of completion method of accounting for revenue. If you include unapproved change orders in your accounting for revenue, please disclose if you assume a profit component on these orders. If you assume a profit component, please tell us why you feel this is appropriate.

Note H - Discontinued Operations and Assets Held for Sale, page F-
28

55. We note that you entered into an agreement in September 2004 to sell the Plaistow land and building, and that this agreement expired in July 2005. Please tell us how this asset meets the requirements for classification as held for sale. See paragraphs 30, 31 and 38 of
SFAS 144.

Note K - Lease Commitments, page F-34

56. Please disclose how you account for (a) step rent provisions
and
escalation clauses and (b) capital improvement funding and other lease concessions, which may be present in your leases. Paragraph 5.n. of SFAS 13, as amended by SFAS 29, discusses how lease payments that depend on an existing index or rate, such as the consumer price
index or the prime interest rate, should also be included in your minimum lease payments. If, as we assume, they are taken into account in computing your minimum lease payments and the minimum lease payments are recognized on a straight-line basis over the minimum lease term, the note should so state. If our assumption is incorrect, please tell us how your accounting complies with SFAS
13
and FTB 88-1.

57. Please include the disclosures required by paragraphs 16.c.
and
d. of SFAS 13 regarding your operating leases.

Note M - Operating Segments, page F-36

58. Please ensure you disclose all items that are excluded from the operating income (loss) of each segment as it appears that the explanation in the preface to the table omits some items that are included in the Corporate column. Please also separately disclose the types of amounts included in the Corporate column.

Part II
Item 13. Other Expenses of Issuance and Distribution, page II-1

59. We note that you maintain officer and director insurance. Please include as a separate item any premium paid on any policy obtained in connection with the offering and sale of the securities being registered which insures or indemnifies directors or officers against any liabilities they may incur in connection with the registration, offering, or sale of such securities. Please refer to the instruction to Item 511 of Regulation S-K.

Item 15. Recent Sales of Unregistered Securities, page II-1

60. We do not understand the statement that on October 17, 2005, you issued an aggregate of 1,718,896 shares of common stock to FR X Chart
Holdings, LLC pursuant to the merger. It appears that the common stock sold in the merger was stock already issued to preexisting shareholders. Please clarify. Also, if you retain this disclosure, please disclose the value of this transaction.

Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter that is filed on EDGAR with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:
* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
* the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Jeffery Gordon at (202) 551-33866 or Rufus Decker at (202) 551-3769 if you have questions regarding comments on the financial statements and related matters. Please contact Craig
Slivka at (202) 555-3729 or the undersigned Branch Chief who supervised review of your filings at (202) 551-3767, with any other questions.

      Sincerely,


      Jennifer Hardy
      Branch Chief

CC: 	Edward P. Tolley III, Esq.
	Simpson Thacher & Bartlett, LLP
	(212) 455-2502
Matthew J. Klaben, Esq.
Chart Industries, Inc.
Page 1 of 12



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

         DIVISION OF
CORPORATION FINANCE